SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

Commission File Number: 000-14311

(Check one)

☑ Form 10-K ☐ Form 20-F  ☐ Form 11-K  ☐ Form 10-Q
☐ Form N-SAR

For period ended December 27, 2006

☐	Transition Report on Form 10-K and Form 10-KSB

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q and Form 10-QSB

☐	Transition Report on Form N-SAR

For the transition period ended _______________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: __________

PART I
REGISTRANT INFORMATION

Full name of registrant: EACO Corporation

Former name if applicable: ___________________________________

Address of principal executive office (Street and Number): 1500 North Lakeview Avenue

City, State and Zip Code: Anaheim, California 92807

PART II
RULE 12B-25(b) AND (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☑
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company was unable to compile the requisite financial data and other narrative information necessary to prepare complete financial statements to be included in the filing. Thus, the Company is unable to file the periodic report in a timely manner without unreasonable effort or expense. The Company expects to file within the extension period.

PART IV
OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification.

Glen Ceiley	(714)	693-2901
(Name)	(Area Code)	(Telephone Number)

    (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period) that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

x	Yes	No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

x	Yes	No

If so, attach an explanation of the anticipate change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously disclosed in its financial statements for the third quarter of 2006, the Company recorded a provision for loss of $3,210,100 to reduce the carrying amount of a secured promissory note it had received in the sale of its restaurants.  There was no comparable provision in fiscal year 2005.

EACO Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 27, 2007	By:	/s/ Glen Ceiley
Glen Ceiley
Chief Executive Officer